CARTER LEDYARD & MILBURN LLP

Counselors at Law

Steven J. Glusband
Partner

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Direct Dial: 212-238-8605
E-mail: glusband@clm.com

2 Wall Street
New York, NY 10005-2072

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Tel (212) 732-3200
Fax (212) 732-3232

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1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515

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570 Lexington Avenue
New York, NY 10022
(212) 371-2720

January 31, 2006

VIA FACSIMILE

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-0506

Re: Tofutti Brands Inc.
     Form 10-KSB for Fiscal Year Ended January 01, 2005 Filed
     April 08, 2005 - File No. 001-09009

Dear Mr. Hiller:

On behalf of our client, Tofutti Brands Inc. (the "Company"), we are submitting this letter in response to the oral comment of Ms. Lily Dang of the Staff of the Securities and Exchange Commission (the "Commission"), in a conversation of January 20, 2006, with respect to the Company's filing on Form 10-KSB for the fiscal year ended January 01, 2005 as initially filed on April 08, 2005 (the "Form 10-KSB"). Such comment related to how the Company accounted for the stock options that it granted to non-employees, e.g., 20,000 non-qualified stock options granted to non-employee directors in 2004.

As previously indicated, the Company followed the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). More specifically, the interpretation in FIN 44-8 provides that while a non-employee member of a board of directors does not meet the definition of an employee in Question 1(b), "... an exception is made to require the application of Opinion 25 to stock compensation granted to a nonemployee member of the grantor's board of

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directors for services provided as a director if the nonemployee director (a) was elected by the grantor's shareholders or...." The recipient of the options from the Company was in fact compensated for his services as a director and was elected a director by the shareholders of the Company.

I have been authorized by our client to acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at 212-238-8605.

Very truly yours,



Steven J. Glusband

SJG:var
Enclosures

cc: Mr. Steven Kass
     Ms. Lily Dang

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